                     COLLINS & AIKMAN FLOORCOVERINGS, INC.
                          311 Smith Industrial Blvd.
                             Dalton, Georgia 30721


December 12, 2000


Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549


Re:  Collins & Aikman Floorcoverings, Inc.
     Registration Statement on Form 8-A
     (Commission File No. 0-22791)

Ladies and Gentlemen:

     Collins & Aikman Floorcoverings, Inc. ("Collins & Aikman") hereby withdraws its Registration Statement on Form 8-A that it originally filed with the Securities and Exchange Commission on July 2, 1997, with respect to its Series B 10% Senior Subordinated Notes due 2007 (the "Notes"). Collins & Aikman is withdrawing the Registration Statement because the Notes are not equity securities, as defined in the Securities Exchange Act of 1934. The registrant filed the Form 8-A to register the securities under Section 12(g). However, since Section 12(g) applies only to equity securities, that Form 8-A did not result in a registration of the Notes under Section 12(g).

     If you have any questions with respect to this letter, please call Leslie
A. Grandis of the law firm of McGuireWoods LLP at (804) 775-4322.


                                   Sincerely,
                                   Collins & Aikman Floorcoverings, Inc.


                                   By:  /s/  Darrel V. McCay
                                        ----------------------
                                        Darrel V. McCay
                                        Vice-President, Chief Financial Officer
                                          and Director